UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            USLIFE Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    917324105
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street, Suite 700
                             Denver, Colorado 80202
                                 (303) 592-3100
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 917324105
--------------------------------------------------------------------------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)          WC  OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                 Kansas

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         319,100
Shares Bene-               -----------------------------------------------------
ficially                   8.       Shares Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    319,100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         319,100
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row (11)
         5.65%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         OO

CUSIP No. 917324105
--------------------------------------------------------------------------------


1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)


3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)          Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization                 United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                           -----------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power       0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  0
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         0
--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         0%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN

Item 1.  Security and Issuer

                  This Statement relates to the Common Stock, $1.00 par value per share (the "Shares"), of USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2929 Allen Parkway, Houston, Texas 77019.

Item 2.  Identity and Background

                  (a) This Statement is filed by the Ernest Horejsi Trust No. 1B (the "Trust") as the direct beneficial owner of Shares, and (ii) by virtue of his positions with certain entities related to the Trust, by Stewart R. Horejsi (Mr. Horejsi and the Trust are collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

                  The trustees of the Trust are Badlands Trust Company ("Badlands"), Susan Ciciora and Larry Dunlap. Such trustees may be deemed to control the Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Trust. However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Trust. Accordingly, Badlands, Ms. Ciciora and Mr. Dunlap disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Trust.

                  As a result of his advisory role with the Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trust. However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Trust. Mr. Horejsi is a beneficiary of the Trust.

                  (b) The business address of the Trust is located at 122 South Phillips Avenue, Suite 220, Sioux Falls, South Dakota 57104. The business address of Mr. Horejsi is 253 North Santa Fe, Salina, Kansas 67402.

                  (c) The Trust is an irrevocable grantor trust that was organized for the benefit of Ernest Horejsi's children and grandchildren.

                  (d) Neither of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                  (f) The Trust is a trust organized under the laws of Kansas and now domiciled in South Dakota. Mr. Horejsi is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $3,113,495.75. Such funds were provided by the Trust's cash on hand and from intertrust advances from the Lola Brown Trust No. 1B. Such advances bear interest at short term applicable federal rates and are due monthly.

Item 4.  Purpose of Transaction.

         The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

         On July 22, 1999, the Trust delivered to the Company the letter attached to this Statement as Exhibit 1 and incorporated in this Statement by this reference. Pursuant to such letter, the Trust has requested that the Company include in its proxy statement a proposal to be voted on by the Company's shareholders at the Company's 1999 annual meeting of shareholders. The proposal recommends that the Company's board of directors terminate the investment advisory agreement between the Company and Variable Annuity Life Insurance Company and solicit competitive proposals for a new investment advisor who will seek to invest the Company's assets in equity securities as well as fixed income securities (the "Shareholder Proposal").

         The Reporting Persons may seek control of the Company. If the Shareholder Proposal is not enacted, the Trust intends to increase its ownership of Shares until it is able to influence the Company to implement the Shareholder Proposal.

         The Reporting  Persons believe that  implementation  of the Shareholder
Proposal is likely to significantly reduce the Company's dividends because equity securities typically pay smaller dividends than fixed income securities. In addition, the Reporting Persons believe that implementation of the Shareholder Proposal would likely increase the volatility of the price of the Shares. In addition, the Reporting Persons believe that implementation of a change in the Company's investment strategy to include equity securities in addition to fixed income securities may take some period of time. However, the Reporting Persons believe that total after tax returns of a fund that invests in equity securities in addition to fixed income securities is likely to be greater than a fund, like the Company, that invests solely in fixed income securities.

         The Reporting Persons may pursue implementing a strategy with respect to the Company similar to the strategy being advanced by the Reporting Persons and other entities related to Mr. Horejsi at Preferred Income Management Fund Incorporated ("PFM"). Entities related to Mr. Horejsi directly beneficially own approximately 42% of the outstanding securities of PFM and may be deemed to control PFM. On July 23, 1999, PFM filed its proxy statement concerning the various proposals intended to be implemented at PFM. Under the proposals, Boulder Investment Advisers, L.L.C., a registered investment adviser affiliated with the Reporting Persons, would become PFM's primary investment adviser. Also under the proposals, Stewart Investment Advisers, Ltd., a registered investment adviser affiliated with the Reporting Persons, would become a sub-adviser to PFM, engaged primarily to manage PFM's common stock portfolio. PFM's proxy statement dated July 23, 1999 is attached as Exhibit 2 to this Statement and incorporated by reference.

         If the Reporting Persons are successful in implementing a strategy at the Company similar to their strategy at PFM, the Shares' discount to net asset value may increase. As of July 23, 1999, PFM's net asset value was approximately $14 9/16 and the closing price of PFM shares on the New York Stock Exchange was $11 9/16, resulting in a discount from net asset value of approximately 20.6%. Prior to the Reporting Persons and related entities announcement of their intention to solicit proxies for election of directors at PFM in early 1998, PFM's discount from net asset value was approximately 6 to 7% and had been as low as 1.3% during the last months of 1997.

         If the Reporting Persons determine to seek control of the Company, the Reporting Persons may seek to solicit proxies for the election of directors of the Company. In 1998 the Reporting Persons and certain related entities solicited proxies in opposition to the management of PFM and were successful in electing Mr. Horejsi and another nominee to the board of directors of PFM. As indicated above, in January 1999, following such election, the remaining members of the board of directors of PFM resigned.

Item 5.  Interest in Securities of the Issuer.

(a) The Trust is the direct beneficial owner of 319,100 Shares, or approximately 5.65% of the 5,643,768 Shares outstanding as of October 6, 1998, according to information contained in the Company's 1998 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

         (b) The Trust has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, the trustees of the Trust, Badlands, Ms. Ciciora and Mr. Dunlap, may be deemed to share the indirect power to vote and direct the disposition of the Shares held by the Trust. Each of the trustees of the Trust disclaims all such beneficial ownership.

         (c) The table below sets forth purchases of the Shares by the Trust. Such purchases were effected by the Trust on the New York Stock Exchange.

                                                            Approximate Price
           Date                     Amount of Shares            Per Share
                                                      (exclusive of commissions)

          6/29/98                          3,000                 $9.625
          8/12/98                          4,500                $9.5625
          8/13/98                          2,000                  $9.75
          8/17/98                          2,000                  $9.75
          8/19/98                          3,200                $9.6875
          8/19/98                          6,000                 $9.625
          8/19/98                          1,000                $9.5625
          8/20/98                          5,300                $9.6875
          8/20/98                          1,500                 $9.625
          8/21/98                          3,000                  $9.75
          8/21/98                         11,100                $9.8125
          8/24/98                          4,000                  $9.75
          8/26/98                          6,000                $9.6875
          8/26/98                          7,000                  $9.75
          8/26/98                         10,000                $9.8125
          8/27/98                         11,000                 $9.875
          8/27/98                          1,500                $9.8125
          8/28/98                         24,300                 $9.875
          8/28/98                          1,500                $9.8125
          8/28/98                          1,500                $9.8125
          9/03/98                         11,500                 $9.875
          9/03/98                          9,000                $9.9375
          9/04/98                         13,200                 $9.875
          9/15/98                          4,000                $9.9375
          9/17/98                          2,000                $9.9375
          9/17/98                          1,000                 $9.875
          9/18/98                          2,000                $9.9375
          9/23/98                          1,000                $9.8125
          9/30/98                          6,000                $10.125
          10/1/98                          4,000               $10.1875
          10/1/98                          2,500                 $10.25
          10/5/98                          2,500                 $10.25
          10/9/98                         24,000                 $10.00
          4/20/99                          3,000                  $9.50
          4/27/99                          1,000                  $9.50
          4/28/99                          1,000                  $9.50
          5/05/99                          1,000                 $9.625
          5/05/99                          6,000                 $9.625
          5/07/99                          1,000                 $9.625
          5/11/99                          6,000                 $9.625
          5/19/99                          3,000                $9.5625
          5/19/99                          3,000                $9.5625
          5/19/99                          3,000                $9.5625
          5/19/99                          2,000                  $9.50
          5/20/99                          7,500                $9.4375
          5/24/99                          6,000                $9.4375
          5/26/99                          2,000                 $9.375
          5/26/99                          2,000                $9.4375
          5/26/99                          2,100                $9.4375
          5/26/99                          2,000                $9.4375
          5/26/99                          4,000                  $9.50
          5/27/99                          2,000                 $9.375
          5/27/99                          7,000                 $9.375
          6/28/99                         12,000                  $9.50
          7/16/99                          3,800                  $9.75
          7/16/99                          3,500                 $9.625
          7/16/99                          3,000                $9.6875
          7/16/99                          3,000                 $9.625
          7/19/99                          4,600                $9.8125
          7/19/99                          6,500                $9.5625
          7/20/99                          6,000                  $9.75
          7/21/99                          9,000                  $9.75
          7/23/99                          2,000                  $9.75

         (d) The Trust has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Letter dated July 21, 1999 from the Ernest Horejsi Trust No. 1B to USLIFE Income Fund, Inc.

Exhibit 2         Proxy Statement of Preferred Income Management Fund, Inc.
                  dated July 23, 1999, incorporated by reference to such fund's proxy statement as filed with the Securities and Exchange Commission.

                               Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 1999


                                                     /s/ Stewart R. Horejsi
                                                     Stewart R. Horejsi



                                                     /s/ Stephen C. Miller
                                                     Stephen C. Miller,  as Vice
                                                     President of Badlands
                                                     Trust Company, trustee of
                                                     the Ernest Horejsi Trust
                                                     No. 1B